PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP

                    FINANCIAL STATEMENTS

                    FOR THE YEARS ENDED

             DECEMBER 31, 1995, 1994 AND 1993

                        (UNAUDITED)
























         PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP

                      FINANCIAL STATEMENTS

      FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                          (UNAUDITED)

                            CONTENTS
                                                           Page



Financial Statements:

 Balance Sheets                                            F-43

 Statements of Operations                                  F-44

 Statements of Partners' Equity                            F-45

 Statements of Cash Flows                                  F-46

 Notes to Financial Statements                             F-47

 Financial Statement Schedule:

 Schedule III - Real Estate and Accumulated
               Depreciation                                F-56






            PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP

                            BALANCE SHEETS

                      DECEMBER 31, 1995 AND 1994

                             (UNAUDITED)



                                ASSETS

                                                 1995         1994

Real estate, at cost
Land                                         $   899,526      899,526
  Buildings and improvements                  10,762,100   10,702,100

                                              11,661,626   11,601,626
  Less accumulated depreciation                1,608,170    1,315,808

                                              10,053,456   10,285,818

Cash                                              22,816       10,628
Tenant improvement escrow                              -       60,265
Rents and other receivables                       11,732       15,368
Deferred financing fees (1995, $6,543;
  1994, $2,479) net of amortization                1,127        2,029
Other assets                                       8,065       24,153

                                             $10,097,196  $10,398,261


                   LIABILITIES AND PARTNERS' EQUITY

Liabilities:
  Mortgage note payable                      $ 6,547,037  $ 6,621,940
  Notes payable                                  973,772      977,285
  Accounts payable and accrued liabilities        57,685       39,219
  Interest payable                                56,116       56,014
  Payable to:
   Construction contractor                         1,105        1,105
   Related party                                   2,267        2,267
  Tenant security deposits                         9,125        8,925

          Total liabilities                    7,647,107    7,706,755

Partners' equity                               2,450,089    2,691,506

                                             $10,097,196  $10,398,261

            PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP

                       STATEMENTS OF OPERATIONS

         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (UNAUDITED)



                                      1995         1994        1993

Revenues:
  Rental income                  $ 1,072,709   $1,003,123  $ 905,571
  Interest and other income           42,548       56,760     72,477


    Total revenues                 1,115,257    1,059,883     978,048

Expenses:
  Depreciation and amortization      298,914     297,337     299,753
  Administrative and operating       254,627     202,356     182,924
  Marketing                           17,823      22,980      16,070
  Utilities                           47,694      48,871      44,943
  Taxes and insurance                 61,978     130,758      44,322

    Total expenses                   681,036     702,302     588,012

Income from operations               434,221     357,581     390,036


Interest expense                     675,638     562,058     460,849

Net loss before
 extraordinary item                 (241,417)   (204,477)    (70,813)

Extraordinary item - Gain on
 settlement of liability                    -     57,130            -

Net loss                         $  (241,417) $ (147,347)   $ (70,813)












            PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP

                    STATEMENTS OF PARTNERS' EQUITY

         FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                             (UNAUDITED)


                                Historic
                              Preservation    East Bank
                               Properties       Angel         Total
                              1989 Limited      Joint       Partners'
                              Partnership      Venture       Equity

Balance, December 31, 1992
 (Unaudited)                   $1,873,441     $1,036,225   $2,909,666


Net loss (Unaudited)              (70,105)          (708)     (70,813)

Balance, December 31, 1993
 (Unaudited)                    1,803,336      1,035,517    2,838,853


Net loss (Unaudited)             (145,874)        (1,473)    (147,347)

Balance, December 31, 1994
 (Unaudited)                    1,657,462      1,034,044    2,691,506


Net loss (Unaudited)             (239,003)        (2,414)    (241,417)

Balance, December 31, 1995
 (Unaudited)                   $1,418,459     $1,031,630   $2,450,089



             PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP

                        STATEMENTS OF CASH FLOWS

          FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                              (UNAUDITED)

                                    1995         1994           1993

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                         $(241,417)   $(147,347)   $(70,813)
  Adjustments to reconcile net loss
   to net cash provided by
   operating activities:
  Depreciation and amortization      298,914      297,337     299,753
  Decrease (Increase) in tenant
        improvement     escrow        60,265      (60,265)          -
Gain on settlement of liability           -       (57,130)          -
  Decrease (Increase) in rents
    and other receivables              3,636        6,255       5,993
   Dec (Inc) in other assets          21,600      (14,409)        637
  (Decrease) Increase in accounts
     payable  and accrued liabil      18,466       (1,685)    (79,050)
  Increase (Decrease) in interest
    payable                             102       15,160       (4,738)
  (Decrease) Increase in tenant
    deposits                            200       (1,291)      (2,345)

  Net cash provided by
    operating activities            161,766       36,625      149,437

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of tenant improv        (60,000)      (3,500)     (34,207)
Payment of deferred fees            (11,162)           -            -
  Net cash used in investing act    (71,162)      (3,500)     (34,207)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on mortgage, notes payable
    and construction loan           (78,416)     (73,719)     (65,789)

  Net cash used in financing act    (78,416)     (73,719)     (65,789)

NET INCREASE (DECREASE) IN CASH      12,188      (40,594)      49,441

CASH, BEGINNING OF  YEAR             10,628       51,222        1,781

CASH, END OF YEAR                   $22,816      $10,628      $51,222

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest             $675,536     $546,898     $465,587


Non-Cash financing activity:

 In February 1994, Portland Lofts settled $72,130 of outstanding trade payables; $15,000 was converted to a note payable and $57,130 was forgiven and recognized as a gain in 1994. See Note 2.

1. Summary of Partnership Organization, Operations and Significant Accounting Policies:

    Organization:

    Portland Lofts Associates Limited Partnership (the Partnership), a Delaware limited partnership, was formed on August 8, 1989 to acquire, rehabilitate and operate three buildings and the related land (the Property) containing 107 residential units and 23,470 net rentable square feet of commercial space, located at 555 Northwest Park Avenue in Portland, Oregon.

    The general partners of the Partnership are East Bank Angel Joint Venture (EBAJV), an Oregon general partnership (also known as the "developer"), and Historic Preservation Properties 1989 Limited Partnership (HPP'89), a Delaware limited partnership, whose sole general partner is Boston Historic Partners Limited Partnership. EBAJV, whose venturers are Pacific Star, Inc. and Joseph Angel (Angel), is also the only limited partner (see Note 4).

    Operations and ability to continue in business:

    The Partnership has experienced difficulty in obtaining extensions from lenders and working out certain debt obligations.

    As described in Note 2, the $550,000 unsecured note had an extended maturity date of March 1, 1992. It is the Partnership's position that the maturity date of the unsecured note had been effectively further extended to correspond with the maturity date of the mortgage note. However, the current holder of the unsecured note and mortgage note (the current holder) claimed that the unsecured note had matured and was in technical default. Also, the current holder claimed that the default for non-payment of the unsecured note constituted a default on the mortgage note (the balance of which was $6,547,037 as of December 31, 1995) which is secured by the Property. On October 7, 1994, the current holder demanded full payment of the unsecured note. On November 11, 1994, the current holder filed judicial foreclosure proceedings against the Partnership for non-payment of the unsecured note.

    Portland Lofts successfully contested through the Circuit Court of Oregon, Multnomah County, the current holder's right to foreclose on the property. Portland Lofts' position was that the default claimed on the unsecured note does not constitute a default on the mortgage note. On August 25, 1995, the court issued a summary judgment in favor of Portland Lofts and affirmed that the current holder cannot foreclose on the property due to the default claimed on the unsecured note.
1. Summary of Partnership Organization, Operations and Significant Accounting Policies (continued):

   However, the current holder continues to pursue the payment of the $550,000 unsecured note through litigation. While this case is still in the discovery phase, debt service payments on the unsecured note have been paid by Portland Lofts and accepted by the current holder. The current holder maintains that acceptance of debt service payments does not constitute a waiver of any rights under the note. Portland Lofts is continuing to negotiate with the current holder to resolve this dispute out of court through a global settlement of the mortgage and other debt. The result of such negotiations or a court decision cannot be determined at this time.

    The Partnership has operated on a break even basis since 1993 and has not accumulated any reserves at the property level.

    The conditions described in the preceding paragraphs continue to raise substantial doubt about the Partnership's ability to continue as a going concern. The Partnership's ability to continue as a going concern depends on its ability to (1) obtain a formal extension of the $550,000 note, (2) negotiate a global settlement of the mortgage and other debt, (3) generate sufficient cash flow to fund debt service and operations, and (4) obtain additional cash contributions from EBAJV to fund certain principal payments if and when necessary. The Partnership's financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    Basis of accounting:

    The Partnership's financial statements are prepared on the accrual basis of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
1. Summary of Partnership Organization, Operations and Significant Accounting Policies (continued):

    Buildings and improvements:

    The Partnership's real estate is held for lease and stated at cost. Depreciation is computed on a straight-line basis over 40 years for buildings and improvements, and over 7 years for personal property.
    Leasing costs:

    Costs to lease residential units are generally expensed; however, leasing costs associated with commercial space are capitalized as other assets and amortized on a straight-line basis over the related lease terms. Leasing costs capitalized in 1995 and 1994 totaled $8,000 and $3,719. Amortization in 1995, 1994 and 1993 totaled $2,488, $6,574 and $5,538, respectively.

    Organization costs:

    Organization costs were amortized on a straight-line basis over a 60-month period. Amortization in 1993 was $1,072.

    Deferred financing fees:

    Direct costs attributable to obtaining financing are capitalized and amortized on a straight-line basis over the terms of the related debt. Amortization of financing costs in 1995, 1994 and 1993 totaled $4,064, $901 and $16,934, respectively.

    Revenue recognition:

    Rental revenue from commercial leases is recorded by recognizing the aggregate minimum rentals to be received over the terms of each lease in equal monthly installments over the related lease terms. Rental income recorded prior to actual cash collections under the terms of the leases is reflected as rents receivable ($8,825 and $14,759 as of December 31, 1995 and 1994,
    respectively).   Rental  revenue  under  residential   leases   is
    recorded when due.

    Income taxes:

    No provision (benefit) has been made for income taxes, since the income or loss of the Partnership will be included in the tax returns of the respective partners.
2.  Mortgage and Notes Payable:

    The Partnership refinanced its $6,800,000 construction loan to a permanent mortgage on March 31, 1992. The mortgage note matures on April 1, 1997. Principal and interest payments, which commenced May 1, 1992 are based upon an amortization period of 30 years. A balloon payment of all unpaid principal and accrued interest is due on April 1, 1997. The interest rate is variable based on the LIBOR rate plus 2.5% (8.36% at December 31, 1995). The interest rate is adjusted every 30 days. As of December 31, 1995, the mortgage note is guaranteed by Joseph Angel.

    Aggregate annual maturities under the mortgage note payable, assuming an 8.36% interest rate, are as follows:

                  December 31,

                      1996                       82,456
                      1997                    6,464,581

                                            $ 6,547,037

    The mortgage note is collateralized by the Property, all existing and future rents, profits, income, condemnation awards, insurance proceeds and all proceeds of the foregoing arising out of or in connection with the Property, as well as all existing and future equipment, machinery, furniture and fixtures used in connection with the Property. Interest incurred during 1995, 1994 and 1993 totaled $565,934, $459,647 and $365,674, respectively. As of
    December 31, 1995 and 1994, accrued interest totaled $47,128 and $46,848, respectively.

    Effective December 29, 1989, the Partnership assumed an unsecured note dated November 3, 1989 from EBAJV in the amount of $800,000 of which a balance of $550,000 is outstanding at December 31, 1995. The consent of HPP'89 was required for the Partnership to assume the note. As a condition to granting this consent, HPP'89 required EBAJV to enter into an agreement whereby EBAJV would make a capital contribution in the amount of the outstanding principal plus accrued interest if the Partnership does not have the funds to repay the note when due. The capital contribution shall be concurrently applied by the Partnership to repay the note in full. If EBAJV is required to make a capital contribution, the Amended and Restated Agreement of Limited Partnership (Partnership Agreement) shall be amended to reflect EBAJV's additional contribution. This note was payable to Bank of America and was used for the rehabilitation costs of the Property.

2.  Mortgage and Notes Payable (continued):

    The note had an extended maturity date of March 1, 1992. It is the Partnership's position that the maturity date of the unsecured note had been effectively further extended to correspond with the maturity date of the mortgage note. The unsecured note is guaranteed by Angel. Interest is payable monthly at an annual rate of 1.00% over the Prime Rate (9.75% at December 31, 1995). The Partnership has continued to pay interest expense on the unsecured note. Interest incurred on the note during 1995, 1994 and 1993 totaled $54,847, $45,421, and $39,175, respectively. As of December 31, 1995 and 1994, accrued interest totaled $4,618 and $4,499, respectively.

    As part of the agreement extending the maturity date of the $550,000 unsecured note to March 1, 1992, Angel and HPP'89 were required to fund a Cash Collateral Account, as defined in the agreement.

    In July 1993, the mortgage note and a $550,000 unsecured note were purchased by a real estate investment entity (the current holder of the mortgage and unsecured notes). The current holder claims that the unsecured note matured on March 1, 1992, and is in technical default. It is Portland Lofts' position that the maturity date of the unsecured note had been effectively extended to correspond to the maturity date of the mortgage note. Also, the current holder claims that a default for non-payment of the unsecured note constitutes a default of the mortgage note.

    On October 7, 1994, the current holder demanded full payment of the unsecured note by November 10, 1994. The guarantors of the note maintained that they were unable to make full payment on the note. On November 11, 1994, the current holder filed judicial foreclosure proceedings against the Partnership for non-payment of the unsecured note. Portland Lofts successfully contested through the court the right of the current holder to foreclose on the property. Portland Lofts' position was that the default claimed on the unsecured note does not constitute a default on the mortgage note. On August 25, 1995, the court issued a summary judgment in favor of Portland Lofts.

    However, the current holder continues to pursue the payment of the $550,000 unsecured note through litigation. While this case is still in discovery phase, debt service payments on the unsecured note have been paid by Portland Lofts and accepted by the current holder. The current holder maintains that acceptance of debt service payments does not constitute a waiver of its rights under the note. Portland Lofts continues to negotiate with the current holder to resolve the dispute out of court. The result of such
2.  Mortgage and Notes Payable (continued):

    negotiations or a court decision cannot be determined at this time.

    On December 29, 1989, the Partnership entered into a promissory note with Capital Consultants, Inc. totaling $400,000 which was used to pay certain construction related expenses not otherwise chargeable to the construction loan. Interest at the original rate of 14.00% was payable in monthly installments of $4,667. The note is secured by a Deed of Trust and Security Agreement given by Angel and Lynn Angel. The note is guaranteed by Angel. The note was extended until January 4, 1994 in consideration for a $16,000 extension fee paid by the Partnership in January 1993. In early 1994, this note was extended until February 28, 1994. On June 30, 1995, Portland Lofts further extended the note payable until December 31, 1995, with the option to further extend for five additional successive one year periods. Fees totaling $3,162 to extend the note were paid in 1995. Under the new terms, the interest rate was decreased to 13.11%, with monthly interest only installments payable of $4,370. Interest expense for the note in 1995, 1994 and 1993 totaled $53,923, $56,000 and $56,000, respectively. Accrued interest totaled $4,370 and $4,667 as of December 31, 1995 and 1994, respectively.

    The Portland Development Commission (PDC) loaned $15,000 to the Partnership on March 2, 1992. The note is non-interest bearing and is due and payable upon any sale or transfer of the property securing the note in the amount of the original loan balance less 1/84th of the original loan balance for each month after completion of renovations in which the Partnership remains owner of the property. If the Partnership remains owner of the property for seven full years from the date of completion of renovations, then the note shall be deemed paid in full.

    In February 1994, the Partnership settled a $72,130 outstanding liability which had been included as part of accounts payable. As part of the settlement agreement, $15,000 of the obligation was converted to a note payable amortizing over four years at a 9.0% interest rate, and the remaining $57,130 of the obligation was forgiven and recognized as a gain in 1994. Monthly principal and interest payments of $350 are due on this note. Interest expense on this note in 1995 and 1994 totaled $934 and $990, respectively. As of December 31, 1995 and 1994, the balance of this note totaled $8,772 and $12,285, respectively.




3.  Partners' Equity:

    Profits, losses and tax credits from operations during the first five years following completion of the rehabilitation of the Property are to be distributed as follows:

        HPP'89                99.0%
        EBAJV                   .9
        Limited partner         .1

                              100.0%


    Thereafter, profits, losses and tax credits shall be distributed in accordance with the above formula except that if cash flows are distributed to the partners in accordance with (b) and (c) below, then profits, losses and tax credits shall be distributed in accordance with such formula.

    Cash flows from operations shall be distributed to the partners, as defined in the Partnership Agreement, as follows:

            a. 100 percent to the payment of accrued interest on, and then the unpaid principal balance of, any outstanding loans made to the Partnership by HPP'89.

            b. Thereafter, 100 percent to HPP'89 until HPP'89 has re ceived distributions of cash flow in such year in an amount equal to an 8 percent cumulative, noncompounded return on its weighted average HPP'89 invested capital for such year.

            c. The remaining balance, if any, is to be distributed as follows:

                                               Prior to
                                            call/put date   Thereafter

           HPP'89                               50.0%          75.0%
           EBAJV                                49.9           24.9
           Limited partner                        .1             .1
                                               100.0%         100.0%








3.  Partners' Equity (continued):

    The Partnership Agreement allows certain call options and put rights to the partners under terms as defined in the agreement, including:

        (a)During the first six months following the fifth calendar year after rehabilitation of the Property has been completed, the developer has the option (the call option) to acquire HPP'89's interest in the Partnership for the greater of, (1) the excess of $5,750,000 over the total amount distributed to HPP'89 under the terms of the Partnership Agreement or (2) the amount which would be distributed to HPP'89 upon a hypothetical sale of the Property for the appraised value.

        (b)After the call option expires, HPP'89 has a put right to require the developer to purchase HPP'89's interest in the Partnership for the amount indicated in 3(a). The developer, provided it has met certain conditions defined in the agreement, shall have the right to locate a third party to purchase HPP's interest on behalf of the developer at the terms noted in 3(a) and defined in the agreement.

    Cash from the sale or refinancing of the Property shall be distributed to repay any outstanding loans and related interest and then to the partners, as defined in the Partnership Agreement.

4.  Related parties:

    EBAJV provided design services totaling $200,000, of which the Partnership paid $197,733. The remaining $2,267 remains payable as of December 31, 1995. Developer and design fees were capitalized as a cost of the Property.

5.  Minimum Future Rentals under Operating Leases:

    The Partnership rents space to residential tenants mainly under one year operating leases and to commercial tenants under operating leases of varying terms expiring through 1999. As of December 31, 1995, the Partnership had entered into eighteen commercial leases covering approximately 96% of the building's net rentable commercial space.

    Certain commercial leases provide for reimbursement of real estate taxes and certain operating expenses. The approximate minimum future rentals to be received under the commercial leases for each of the next five years are as follows:

       Ending, December 31

                 1996                      $  178,674
                 1997                         128,701
                 1998                          89,768
                 1999                          81,600
                 2000                          61,640


    The above amounts do not include additional rentals that will become due as a result of escalation provisions in the commercial leases.


6.  Fair Value of Financial Instruments

   The carrying amounts of cash, escrows, rents receivable, accounts payable and accrued liabilities, and other payables approximate their fair values due to their short maturities. The fair value of the Partnership's mortgage note payable and notes payable estimated to equal the carrying amounts based on the current maturities and interest rates that approximate market rates. The mortgage note payable and notes payable are held for nontrading purposes.


                           PORTLAND LOFTS ASSOCIATES LIMITED PARTNERSHIP
                                            SCHEDULE III
                              REAL ESTATE & ACCUMULATED DEPRECIATION
                                         DECEMBER 31, 1995
                                           (IN THOUSANDS)
                                            (UNAUDITED)

                                                                                          Gross Amounts
                                                     Costs Capitilized Subs              at December 31,
                                   Initial Costs        To Acquisition                        1995

                                             Bldg &                      Bldg                     Date of   Date      Depre
                     Encum-         Improv   Improv     Carrying         Improv           Accum   Constr or  Interest  Life
                     brances Land   ments    ments        Costs   Land   ments   Total    Deprec  Rehabil   Acquired  (years)

Residential Building/
with Commercial Space
 Portland, Oregon   $ 7,750  $ 900   $ 886   $ 9,471   $ 345   $ 900  $ 10,762  $ 11,662 $  1,608  4/15/91   8/31/89  40

Note 1: The aggregate cost of the property on a tax basis net of the  reduction due to the rehabilitation tax credit at
        December 31, 1995 and 1994 is as follows:
                                                1995       1994

                                               $9,797    $9,737

Note 2: The changes in accumulated depreciation for the years ended December 31, 1995 and 1994 are as follows:

                                                1995       1994

     Balance at beginning of period            $1,316     $1,026

     Depreciation during the year -
       Buildings and improvements                 292        290

     Balance at end of period                  $1,608 $    1,316



Note 3:The changes in total costs of land, building and improavements for the years ended December 31, 1995 and 1994 are as follows:

                                                1995       1994

Balance at beginnig of period                $11,602     $11,598

Additions: Building and Improvements              60           4

                                             $11,662     $11,602